P.E. 1/31/02



02012934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January , 2002 *

LM Ericsson Telephone Company ,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden ,
(Address of principal executive office)

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson ,
(Registrant)

Date January 29, 2002,

By

Gary Pinkham
(Signature)

Gary Pinkham
Vice President

* Interim Report
Fourth Quarter Report 2001 (Ended Dec. 31, 2001)



Ericsson reports positive cash flow for full year and expands GSM/GPRS lead in North America

- *Adjusted income before taxes of SEK -3.4 b. excluding additional risk provisions for Latin America of SEK 1.7 b.*
- *GSM sales up 9% for the year*
- *Handset operations repositioned with licensing business and Sony Ericsson Mobile Communications*
- *Targeting over 5% operating margin for full year 2002 through new business opportunities and ongoing cost control*

	Fourth quarter			Twelve months		
SEK b.	2001	2000	Change	2001	2000	Change
Orders	**39.9**	**65.9**	**-39%**	**201.8**	**239.1**	**-16%**
- Systems	34.2	59.9	-43%	182.8	213.2	-14%
- Other operations	8.1	9.3	-13%	28.5	39.5	-28%
Sales	**58.5**	**69.1**	**-15%**	**210.8**	**221.6**	**-5%**
- Systems	50.0	61.3	-18%	187.8	194.7	-4%
- Other operations	11.1	10.9	2%	33.4	40.2	-17%
Adjusted Operating Income [1]	**-4.1**	**-1.5**		**-17.9**	**16.7**	
- Systems	0.3	9.2		2.9	32.6	
- Phones	-0.7	-9.8		-14.6	-16.2	
- Other operations	-3.0	-0.2		-4.4	2.2	
- Unallocated	-0.6	-0.7		-1.7	-1.9	
Adjusted Operating Margin [1]	**-7%**	**-2%**		**-8%**	**8%**	
- Systems	1%	15%		2%	17%	
- Phones	-	-		-	-	
- Other operations	-27%	-2%		-13%	5%	
Adjusted Income Before Taxes [1]	**-5.1**	**-2.6**		**-21.1**	**14.3**	
Net Income	**-3.5**	**2.3**		**-21.3**	**21.0**	
Earnings per share, diluted (SEK)	**-0.44**	**0.28**		**-2.69**	**2.65**	
Earnings per share, diluted per U.S. GAAP (SEK)	**-0.69**	**0.65**		**-3.14**	**2.94**	
Cash flow before financing activities	**16.5**	**11.6**		**4.2**	**6.4**	
Number of employees				**85,198**	**105,129**	
[1] Adjusted for:						
- Capital gain, Juniper	-	15.4		5.5	15.4	
- Non-operational capital gains	0.2	-0.2		0.3	5.9	
- Pension refund	-	-		-	1.1	
- Restructuring charges	-	-8.0		-15.0	-8.0	

Pro forma format: Sony Ericsson Mobile Communications are accounted for under the equity method and included in "Earnings from Joint Venture and Associated Companies." The results of the phone activities retained by Ericsson are included in "Other Operations."

OPERATIONAL RESULTS

Net sales were SEK 58.5 b., representing a 25% increase from the third quarter 2001 and a 15% decline compared with the fourth quarter 2000. Adjusted operating income was SEK -4.1 b. including provisions of SEK 1.7 b. for increased customer credit risks in Latin America and a loss of SEK 0.7 b. from our share in Sony Ericsson Mobile Communications. Operating margin in Systems improved sequentially to 4% excluding the additional risk provisions.

Through significant improvements in working capital we generated strong cash flow of SEK 16.4 b. and achieved our target of positive cash flow before financing for the full year. Notably, the cash proceeds from the sale and lease-back of test plants are not included as this transaction is treated as a financing activity.

Our Efficiency Program continued as scheduled with SEK 4.5 b. in cost savings for the quarter. The workforce was 85,200 at year-end compared to 107,300 in March 2001 at the start of the program.

CEO COMMENTS

"Our strength in the market and our positive cash flow demonstrate the commitment by our employees to win new business and increase operational efficiency. We achieved our cost reduction targets in the Efficiency Program and we will continue to improve profitability," says Kurt Hellström, President and CEO of Ericsson.

In Mobile Systems, we continued to outperform our closest competitors with sales up 9% in GSM for the full year. We have taken the lead in the North American transition to GSM/GPRS, which also positions us for leadership in the follow-on upgrades to 3G/EDGE.

The market for next generation multi-service networks continues with good demand for our ENGINE solution. However, the traditional circuit-switching business continues to shrink and we are particularly affected by the downturn in Latin America. Actions are underway to improve profitability in this area later this year.

We have made significant progress in the changing handset market, where we have repositioned Ericsson as one of the few that can deliver core handset technology. Several licensing agreements are already in place with other handset suppliers. Furthermore, our joint venture with Sony is off to a good start with a substantially lower cost structure and the most advanced GPRS phones.

We are now in a much stronger position to capitalize on market opportunities and restore profitability in 2002. Although the market will be particularly challenging in the beginning of 2002, we maintain our objective of over 5% operating margin for the full year.

OPERATIONAL REVIEW

Systems

Orders and sales have gradually declined during the year, reflecting lower volumes and more competitive pricing for both mobile systems and multi-service networks. The Systems order backlog remains strong at 43% of annual sales, almost unchanged from 44% at the end of 2000. However, new order development is essential to secure our operational targets in 2002.

The Systems operating margin remained at 1% with improvements in Mobile Systems offset by further deterioration in Multi-Service Networks. Excluding the increased risk provisions for Latin America, our Systems margin increased sequentially to 4%, mainly reflecting cost savings from our Efficiency Program.

Mobile Systems

In 2001, we again outperformed the competition in our GSM business. GSM sales for the full year rose 9%, even with a 7% decline in the quarter, demonstrating our strong performance under difficult market conditions.

Orders for GSM increased in North America and Asia Pacific but were weak in Western Europe. Overall, orders for 2G systems continued to decline in the fourth quarter, primarily reflecting lower demand for TDMA and PDC as these operators prepare to migrate to next generation networks.

In 2.5G, we have signed 78 commercial GPRS agreements out of a total 162 announced industry-wide to date. Thirty of our customers have already launched commercial services and we have taken the lead in the North American transition to GSM/GPRS. Recently we also signed our first global contract for MMS (Multi-Media Messaging) for initial deployment in nine countries beginning this year. The availability of attractive MMS services with color images, animations and sounds will be an important driver for GPRS traffic.

In 3G, we are currently shipping systems to more than 30 operators. We have been named in 60% of the 3G/UMTS agreements announced so far, which we believe will represent at least a 40% global market share in terms of value. We have further strengthened our position with important contract wins in North America, giving us the best position for the follow-on upgrade to 3G/EDGE.

Multi-Service Networks

Orders and sales declined significantly as demand for traditional wireline equipment continued to deteriorate. This was partially offset by increased spending on next generation packet-switching equipment, as demand for our ENGINE solution continued to develop favorably.

Approximately two-thirds of our Multi-Service Networks business is derived from Latin America and Western Europe. As a consequence, our circuit-switching business has been particularly affected by the market downturn in these regions.

With the market deterioration accelerating, our efforts to improve profitability in this business have not been sufficient to offset the dramatic drop in sales. We are pursuing different solutions including further restructuring on an ongoing basis.

PHONES

Our Phones business has been restructured with the establishment of the Sony Ericsson joint venture for mobile multi-media products and the formation of technology licensing businesses for mobile phone platforms and Bluetooth™. With this, we have repositioned Ericsson to capitalize on the opportunities in the new handset market structure, which is shifting from a few complete suppliers to a chain of specialized companies.

As previously announced, our 50% share of income from Sony Ericsson Mobile Communications is included in "Earnings from Joint Venture and Associated Companies." The retained activities, including technology licensing and phone manufacturing in China, are now reported as part of "Other Operations."

Sony Ericsson Mobile Communications (SEMC)

This was the first quarter of operations for SEMC. The new company is off to a good start with solid integration of operations from both partners. The joint venture incurred a loss of SEK 1.4 b. The number of employees in the joint venture was approximately 4,000 at year-end 2001.

The joint venture sold 6.8 million phones, generating sales of SEK 9.7 b. The lower unit volume and higher average sales price (ASP) reflect a product strategy that primarily focuses on high-end models, resulting in lower volumes near-term. As the market for mobile multi-media products continues to develop, the business opportunity for the joint venture will also increase.

Other Operations

Sales were up 4% for the quarter, including the retained phone activities.

Adjusted operating income was SEK -3.0 b., including losses of SEK -1.7 b. incurred by our retained phone activities, mainly for phasing-out activities and costs for underutilized capacity.

The Defense business was profitable, while the other major units traditionally reported within Other Operations (Cables, Microelectronics and Enterprise Systems) generated losses for the quarter. This is mainly due to lower sales, which declined at a faster pace than our ability to reduce fixed costs. Solutions for improved profitability are underway.

Efficiency Program

The Efficiency Program continued on plan and delivered savings of SEK 4.5 b. Operating expenses are now 20% lower compared to the fourth quarter 2000, excluding the risk provisions for Latin America.

The number of employees affected by the program during the quarter was 4,700, bringing the total reduction within the program to 10,600. The number of consultants was further reduced by over 500 for a total reduction of more than 8,000 in 2001.

FINANCIAL REVIEW

Income

Income is reported in a "statutory" format and a "pro forma" format. Swedish GAAP is used for both, with only the presentation differing to facilitate comparability. There are no differences in the reported income between the two formats. In the pro forma version, the previous three quarters of 2001 as well as the fourth quarter and full year 2000 are restated. This is to show how the restructuring of our Consumer Products Division affects our reporting.

Gross margin declined in the quarter as improved cost of sales only partially offset adverse effects of the decline in Multi-Service Networks and Other Operations. The gross margin was also affected by low sales in Japan (PDC) and strategic break-in contracts with high initial costs in China (CDMA) and the U.S. (GSM/GPRS).

Excluding provisions for increased customer credit risk in Latin America, adjusted income before taxes was SEK -3.4 b. This sequential improvement reflects reductions in operating expenses from the Efficiency Program and smaller losses from our phone activities.

Financial net developed negatively due to the increased borrowing. The effect of changes in foreign currency exchange rates compared to the rates one year ago was SEK 0.4 b. of which SEK -0.2 b. was for Phones.

Adjusted income before taxes was SEK -5.1 b after deduction of SEK 0.2 b. of non-operational capital gains.

The effective tax rate for the year was 30%.

Earnings per share (EPS) diluted were SEK -0.44 (0.27) in the quarter and SEK -2.69 (2.65) year to date.

EPS diluted according to U.S. GAAP for the full year was SEK -3.14 (2.94), and SEK -0.69 (0.65) for the quarter. The effect of capitalization of development expenses for software has normally been positive under U.S. GAAP. For 2001, however, the effect is negative with reduced R&D spending, more conservative capitalization due to increased market uncertainties and extra write-downs as part of product reviews. Different recognition rules for the timing effects of restructuring charges compared to Swedish GAAP and effects of market valuation of derivatives also affected U.S. GAAP EPS negatively this year.

Balance sheet and financing

We improved our payment readiness to 28%. This gives us more flexibility to operate under the current market uncertainty and enables us to capitalize on business opportunities. Our equity ratio is now 29%, compared to 38% at the end of last year. However, with a normal payment readiness level of between 7% and 10%, the equity ratio would have been approximately 35%.

As previously announced, we placed a portfolio of customer credits valued at USD 1.5 b. (approximately SEK 15 b.) in the financial market. This transaction reduced our on-balance sheet customer financing by SEK 2 b. The rest represents credits against future commitments and thereby improves our risk profile and reduces future cash outflow.

During the quarter, our total gross customer financing exposure increased by SEK 4.5 b. to SEK 26.4 b. With two-thirds now off-balance sheet, our on-balance sheet financing is SEK 8.9 b., down from SEK 9.7 b. at the end of the third quarter.

Net debt decreased from SEK 30.9 b. to SEK 12.9 b. in the quarter.

Cash flow

Cash flow before financing activities was positive by SEK 16.5 b. for the fourth quarter and by SEK 4.2 b. for the full year. The improvement in working capital was the primary cash generator.

Our DSO (Days Sales Outstanding) was reduced to 88 days, a substantial improvement from 102 days in the third quarter, generating SEK 8.9 b. in cash. Inventory was reduced by SEK 3.0 b. through improved turnover. Flextronics made a SEK 1.0 b. payment for inventory that was transferred earlier in the year.

Also contributing to the positive development were divestments of real estate (SEK 3.8 b.) and the sale of computers and production equipment (SEK 2.1 b.).

MARKET VIEW

By year-end 2001 the number of mobile subscribers had grown to 940-950 million, within our forecasted growth of 25-35%. We expect about 200 million new subscribers to be added in 2002, a solid growth rate of 20-25%. Our long-term forecast of 1.6 billion mobile subscribers by the end of 2005 remains unchanged.

The number of mobile phones sold in 2001 was approximately 390 million, close to our forecasted 400 million, reflecting a slower than expected replacement rate. In 2002, we anticipate up to 10% unit volume growth, driven by increased availability of replacement phones with GPRS, Bluetooth, color screens and multi-media messaging.

The slowdown in the telecommunications equipment market continued during the fourth quarter, resulting in a more or less flat mobile systems market for the full year. The wireline systems market contracted significantly and is likely to shrink further during 2002.

These market conditions are expected to persist well into 2002 with a much weaker first half. We maintain our view that the global market for mobile systems will be flat to down 10% in 2002. However, the North American market may show modest growth as operators upgrade to GSM/GPRS and 3G/EDGE.

The build-out of several 3G/UMTS networks in Europe and Asia has begun with the commercial launch of services planned for later this year. The number of 3G/UMTS subscribers could reach well over one million by the end of the year, depending on the availability of phones.

Our market view is based on discussions with our customers and the current macro-economic outlook. We have assumed that the market downturn will last well into 2002, that there will be significant net subscriber additions with increasing usage per subscriber, that GPRS traffic will gradually build up of over the next 12 months and that deployment of 3G systems will accelerate during the second half of 2002.

OUTLOOK

In the third quarter report, we stated that our sales of Mobile Systems during 2002 were expected to be at least in line with the market development of flat to down 10%. We also stated an objective of an operating margin over 5% for the full year, even if net sales decline as much as 10% compared to 2001.

We maintain this outlook for full year 2002 with an operating loss in the first quarter and results improving over the year. We expect to generate positive operating cash flow for the full year.

For the first quarter of 2002, we expect sales to be approximately SEK 40 b. with Mobile Systems sales declining and particularly weak sales of Multi-Service Networks. Income before taxes is expected to be at about the same level as in the first quarter 2001, including a minor loss from Sony Ericsson Mobile Communications. We will implement necessary cost reductions on an ongoing basis to meet our operational targets.

Parent Company information

The Parent Company business mainly consists of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch and representative offices in 44 (44) countries.

In the second quarter, as decided at the Annual General Meeting, a stock issue and a subsequent stock repurchase was carried out related to the 2001 employee stock option and stock purchase plans. The stock issue increased the capital stock in restricted stockholders' equity by SEK 155 m. and the repurchase of shares reduced non-restricted equity by SEK 156 m.

Net sales for the year amounted to SEK 1.4 (1.2) b. and income after financial items was SEK -6.4 (9.0) b. Write-downs of investments in subsidiaries have affected income by SEK -19.0 b.

Major changes in the company's financial position were:

- Increased investments in subsidiaries of SEK 9.1 b.
- Increased current and long-term commercial and financial receivables from subsidiaries of SEK 25.7 b.
- Increased cash and short-term cash investments of SEK 23.2 b.

These investments were financed primarily through increased internal borrowing of SEK 44.3 b. and increased short and long-term external borrowing of SEK 22.0 b. At year-end, cash and short-term cash investments amounted to SEK 49.0 (25.9) b.

Dividend proposal

The Board of directors will propose to the Annual General Meeting to suspend dividends for 2001.

Annual Report

The annual report will be distributed to shareholders and will be available at our head office at Telefonplan, Stockholm, by March 10, 2002.

Annual General Meeting of shareholders

The Annual General Meeting of shareholders will be held on Wednesday, March 27, 2002, in Stockholm Globe Arena.

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim Reports. The same accounting principles have been used as were used in our latest annual report. The following optional recommendations are not yet implemented: RR 1:00, RR 15, RR 16, RR 17 and RR 19. For U.S. GAAP purposes, FAS 133 "Accounting for derivative instruments and hedging activities" is adopted from January 1, 2001.

Stockholm, January 25, 2002

Kurt Hellström
President and CEO

Uncertainties in the Future

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995:
Some statements in this interim report are forward looking and actual results may differ materially from those stated. In addition to the factors discussed, among other factors that may affect results are product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the ability to successfully restructure existing business, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which the Company has operations or sales, supply constraints, and the result of customer financing efforts. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Date for next report: April 19, 2002

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the annual report.

FOR FURTHER INFORMATION PLEASE CONTACT

Investors

Gary Pinkham, Vice President, Investor Relations
Phone: +46 8 719 00 00
E-mail: investorrelations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis
Phone: +46 8 719 9489, +46 70 519 9489
E-mail: lars.jacobsson@lme.ericsson.se

Maria Bernström, Director, Investor Relations
Phone: +46 8 719 5340, +46 70 533 4750
E-mail: maria.bernstrom@lme.ericsson.se

Lotta Lundin, Manager, Investor Relations
Phone: +44 20 701 61 032, +44 7887 628 707
E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Manager, Investor Relations
Phone: +1 212 685 4030
E-mail: investorrelations@ericsson.com

Media

Pia Gideon, Vice President, External Relations
Phone: +46 8 719 2864, +46 70 519 2864
E-mail: pia.gideon@lme.ericsson.se

Mads Madsen, Director, Media Relations
Phone: +46 8 719 0626, +46 70 666 2903
E-mail: mads.madsen@lme.ericsson.se

Åse Lindskog, Director, Media Relations
Phone: +46 719 9725, +46 730 244 872
E-mail: ase.lindskog@lme.ericsson.se

ERICSSON
CONSOLIDATED INCOME STATEMENT

SEK million	Oct-Dec 2001	Oct-Dec 2000	Change	Jan-Dec 2001	Jan-Dec 2000	Change
Net sales	58,538	82,109	-29%	231,839	273,569	-15%
Cost of sales	-42,648	-55,613	-23%	-165,555	-172,892	-4%
Gross margin	15,890	26,496	-40%	66,284	100,677	-34%
Gross margin as percentage of net sales	27.1%	32.3%		28.6%	36.8%	
Restructuring costs [**]	-3,345	-7,500		-8,345	-7,500	
Gross margin after restructuring costs	12,545	18,996	-34%	57,939	93,177	-38%
Research and development and other technical expenses	-9,530	-12,958	-26%	-43,094	-41,421	4%
Selling expenses	-7,878	-11,340	-31%	-30,186	-34,706	-13%
Administrative expenses	-2,950	-4,254	-31%	-12,584	-13,311	-5%
Operating expenses	-20,358	-28,552	-29%	-85,864	-89,438	-4%
Operating expenses as percentage of net sales	34.8%	34.8%		37.0%	32.7%	
Restructuring costs [**]	3,345	-500		-6,655	-500	
Operating expenses including restructuring costs	-17,013	-29,052	-41%	-92,519	-89,938	3%
Other operating revenues	1,247	15,586		8,207	27,652	
Share in earnings of JV and assoc. companies	-669	117		-721	274	
Operating income [*]	-3,890	5,647		-27,094	31,165	
Operating margin as percentage of net sales	-6.6%	6.9%		-11.7%	11.4%	
Financial income	1,484	720	106%	3,743	2,929	28%
Financial expenses	-2,152	-1,314	64%	-5,782	-4,449	30%
Income after financial items	-4,558	5,053		-29,133	29,645	
Minority interest in income before taxes	-373	-460	-19%	-1,176	-953	23%
Income before taxes	-4,931	4,593		-30,309	28,692	
Taxes	1,431	-2,343		9,045	-7,674	
Net income	-3,500	2,250		-21,264	21,018	
Earnings per share, basic (SEK)	-0.44	0.30		-2.69	2.67	
Earnings per share, diluted (SEK)	-0.44	0.28		-2.69	2.65	
[*] Of which items affecting comparability						
Non-operational capital gains/losses, net	179	-231		347	5,933	
Capital gain, Juniper	0	15,383		5,453	15,383	
Pension refund	0	0		0	1,100	
Restructuring costs	0	-8,000		-15,000	-8,000	
Total	179	7,152		-9,200	14,416	
Adjusted operating income	-4,069	-1,505		-17,894	16,749	
Adjusted operating margin (%)	-7.0%	-1.8%		-7.7%	6.1%	
Adjusted income before taxes	-5,110	-2,559		-21,109	14,276	

[**] In the fourth quarter restructuring costs of SEK 3,345 m. has been redistributed between cost of sales and operating expenses.

ERICSSON
CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2001	Sep 30 2001	Dec 31 2000	Sep 30 2000
Fixed assets				
Intangible assets	13,066	13,203	12,833	12,568
Tangible assets	16,075	23,012	22,378	23,814
Financial assets				
Equity in JV and associated companies	4,497	2,625	2,790	2,869
Other investments	3,100	3,139	2,484	2,490
Long-term customer financing	4,225	5,889	6,364	7,588
Other long-term receivables	13,739	13,911	3,657	3,440
Total fixed assets	54,702	61,779	50,506	52,769
Current assets				
Inventories	24,910	28,248	43,933	48,361
Receivables				
Accounts receivable - trade and short-term customer financing	59,612	63,697	76,240	68,794
Other receivables	41,993	45,008	44,029	44,831
Short-term cash investments, cash and bank	68,839	39,969	35,606	23,753
Total current assets	195,354	176,922	199,808	185,739
Total assets	250,056	238,701	250,314	238,508
Stockholders' equity	68,587	72,387	91,686	89,926
Minority interest in equity of consolidated subsidiaries	3,532	3,437	2,764	2,433
Provisions	34,171	34,749	27,650	26,770
Long-term liabilities	52,134	51,541	22,294	22,512
Current liabilities	91,632	76,587	105,920	96,867
Total stockholders' equity, provisions and liabilities	250,056	238,701	250,314	238,508
Of which interest-bearing provisions and liabilities	81,761	70,940	46,563	41,444
Assets pledged as collateral	2,615	267	435	443
Contingent liabilities	15,583	12,796	11,184	11,814

ERICSSON
CONSOLIDATED STATEMENT OF CASH FLOW

	Oct-Dec		Jan-Dec	
SEK million	2001	2000	2001	2000
Net income	-3,500	2,250	-21,264	21,018
Adjustments to reconcile net income to cash	-53	-8,601	-13,413	-11,924
Changes in operating net assets				
Inventories	2,950	3,907	20,103	-18,305
Customer financing, short-term and long-term	1,190	2,808	1,034	946
Accounts receivable	4,401	-9,550	19,454	-10,446
Other	9,327	9,101	-6,597	7,863
Cash flow from operating activities	14,315	-85	-683	-10,848
Investments in tangible assets	-953	-3,813	-8,306	-12,293
Acquisitions/sales of other investments, net	-3,263	14,616	5,322	22,643
Other investing activities	6,352	853	7,850	6,894
Cash flow from investing activities 1)	2,136	11,656	4,866	17,244
Cash flow before financing activities	**16,451**	**11,571**	**4,183**	**6,396**
Dividends paid	-	-109	-4,295	-4,179
Other financing activities	11,818	297	32,607	3,943
Cash flow from financing activities	11,818	188	28,312	-236
Effect of exchange rate changes on cash	601	94	738	438
Net change in cash	28,870	11,853	33,233	6,598
Cash and cash equivalents, beginning of period	39,969	23,753	35,606	29,008
Cash and cash equivalents, end of period	68,839	35,606	68,839	35,606

1) Of which major items:

	Oct-Dec 2001	Oct-Dec 2000	Jan-Dec 2001	Jan-Dec 2000
Investment in Sony Ericsson JV	-2,800	-	-2,800	-
Juniper	-	15,400	5,500	15,400
Energy System	-	-	-	5,900
Enterprise distribution	-	-	3,400	-
Real estate	3,800	1,000	4,700	5,200
PC and test equipment	2,100		2,100	

CHANGES IN STOCKHOLDERS' EQUITY

	Jan-Dec 2001	Jan-Sep 2001	Jan-Dec 2000	Jan-Sep 2000
Opening balance	91,686	91,686	69,176	69,176
Stock issue	155	155	-	-
Conversion of debentures	10	10	1,915	1,902
Repurchase of own stock	-156	-156	-386	-386
Dividends paid	-3,954	-3,954	-3,919	-3,919
Gains on sale of own options and convertible debentures	-	-	2,018	2,010
Changes in cumulative translation	2,110	2,064	1,975	2,476
Net income	-21,264	-17,764	21,018	18,771
Other changes	0	346	-111	-104
Closing balance	**68,587**	**72,387**	**91,686**	**89,926**

ERICSSON
OTHER INFORMATION

SEK million	Jan-Dec 2001	Jan-Sep 2001	Jan-Dec 2000
Number of shares and earnings per share			
Number of shares outstanding, basic, end of period (million)	8,066	8,065	7,910
Number of shares outstanding, diluted, end of period (million)	8,147	8,149	8,004
Number of treasury shares , end of period (million)	157	157	2
Average number of shares, basic (million)	7,909	7,909	7,869
Average number of s hares, diluted (million)	7,909**	7,909**	8,004
Earnings per share, basic (SEK)	-2.69	-2.25	2.67
Earnings per share, diluted (SEK)*	-2.69	-2.25	2.65
Earnings per share, diluted, per U.S. GAAP (SEK)	-3.14	-2.45	2.94
Ratios			
Equity ratio, percent	28.8	31.8	37.7
Capital turnover (times)	1.6	1.6	2.1
Accounts receivable turnover (times)	3.5	3.4	3.9
Inventory turnover (times)	4.8	4.5	5.2
Return on equity, percent	-26.5	-28.9	26.1
Return on capital employed, percent	-15.8	-19.4	26.5
Days Sales Outstanding	88	102	82
Other			
Research and development and other technical expenses (including costs related to customer orders)	43,973	34,284	43,780
- As percentage of Net Sales	19.0	19.8	16.0
Additions to tangible fixed assets	8,306	7,699	12,293
- Of which in Sweden	3,374	2,702	5,094
Total depreciation on tangible and intangible assets	7,749	5,771	10,936
- Of which goodwill	1,022	741	761
Orders booked	221,477	181,547	292,344
Export from Sweden	121,277	90,250	158,338
Net debt	12,922	30,032	10,957

* Calculation of earnings per share, diluted			
Net income	Calculation	Calculation	21,018
Interest on convertible debentures, net after tax	not applicable	not applicable	207
Adjusted net income	See below **	See below **	21,225
Average number of shares, diluted (million)			8,004
Earnings per share, diluted (SEK)			2.65

** Potential ordinary shares are not dilutive when their conversion to ordinary shares would increase earnings per s hare.

Three-year summary	2000	1999	1998
Net sales	273,569	215,403	184,438
Operating income	31,165	17,590	19,273
Earnings per share, fully diluted (SEK)	2.65	1.54	1.67
Return on equity, percent	26.1	18.3	22.5
Return on capital employed, percent	26.5	19.0	24.9
Equity ratio, percent	37.7	35.2	38.9
Number of employees	105,129	103,290	103,667

ORDERS BOOKED BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	57,944	103,503	153,219	213,164	62,583	113,286	148,561	182,757
of which Mobile Systems	*48,471*	*85,757*	*125,738*	*175,609*	*52,625*	*94,841*	*125,430*	*156,370*
Multi-Service Networks	*9,473*	*17,746*	*27,481*	*37,555*	*9,958*	*18,445*	*23,131*	*26,387*
Phones	14,562	27,988	42,113	56,937	7,178	14,813	22,234	22,234
Other operations	11,266	19,991	27,665	35,751	8,239	13,764	17,902	25,974
Less : Intersegment sales	-4,298	-7,287	-10,131	-13,508	-2,501	-5,198	-7,150	-9,488
Total	**79,474**	**144,195**	**212,866**	**292,344**	**75,499**	**136,665**	**181,547**	**221,477**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	57,944	45,559	49,716	59,945	62,583	50,703	35,275	34,196
of which Mobile Systems	*48,471*	*37,286*	*39,981*	*49,871*	*52,625*	*42,216*	*30,589*	*30,940*
Multi-Service Networks	*9,473*	*8,273*	*9,735*	*10,074*	*9,958*	*8,487*	*4,686*	*3,256*
Phones	14,562	13,426	14,125	14,824	7,178	7,635	7,421	0
Other operations	11,266	8,725	7,674	8,086	8,239	5,525	4,138	8,072
Less : Intersegment sales	-4,298	-2,989	-2,844	-3,377	-2,501	-2,697	-1,952	-2,338
Total	**79,474**	**64,721**	**68,671**	**79,478**	**75,499**	**61,166**	**44,882**	**39,930**

NET SALES BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	38,910	85,343	133,440	194,747	44,127	94,843	137,798	187,777
of which Mobile Systems	*32,481*	*70,339*	*109,061*	*158,083*	*35,336*	*76,356*	*111,923*	*154,343*
Multi-Service Networks	*6,429*	*15,004*	*24,379*	*36,664*	*8,791*	*18,487*	*25,875*	*33,434*
Phones	14,794	28,145	42,473	56,279	7,170	15,317	23,567	23,567
Other operations	9,297	17,801	25,888	35,927	7,249	14,162	19,671	30,816
Less : Intersegment sales	-3,916	-7,171	-10,341	-13,384	-2,614	-5,610	-7,735	-10,321
Total	**59,085**	**124,118**	**191,460**	**273,569**	**55,932**	**118,712**	**173,301**	**231,839**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	38,910	46,433	48,097	61,307	44,127	50,716	42,955	49,979
of which Mobile Systems	*32,481*	*37,858*	*38,722*	*49,022*	*35,336*	*41,020*	*35,567*	*42,420*
Multi-Service Networks	*6,429*	*8,575*	*9,375*	*12,285*	*8,791*	*9,696*	*7,388*	*7,559*
Phones	14,794	13,351	14,328	13,806	7,170	8,147	8,250	0
Other operations	9,297	8,504	8,087	10,039	7,249	6,913	5,509	11,145
Less : Intersegment sales	-3,916	-3,255	-3,170	-3,043	-2,614	-2,996	-2,125	-2,586
Total	**59,085**	**65,033**	**67,342**	**82,109**	**55,932**	**62,780**	**54,589**	**58,538**

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	5,641	15,280	23,392	32,641	1,808	2,382	2,620	2,881
Phones	569	-1,544	-5,517	-15,613	-5,722	-10,350	-14,559	-17,001
Other operations	578	1,058	1,550	1,579	-118	25	-817	-2,058
Unallocated*	-413	-1,260	-1,171	-1,858	-331	-642	-1,069	-1,716
Total	**6,375**	**13,534**	**18,254**	**16,749**	**-4,363**	**-8,585**	**-13,825**	**-17,894**
Items affecting comparability:								
- Non-operational capital gains/losses, net	-	4,738	6,164	5,933	42	3	168	347
- Capital gain Juniper Networks	-	-	-	15,383	5,453	5,453	5,453	5,453
- Pension refund	-	1,100	1,100	1,100	-	-	-	-
- Restructuring costs	-	-	-	-8,000	-	-15,000	-15,000	-15,000
Total	0	5,838	7,264	14,416	5,495	-9,544	-9,379	-9,200

	2000				2001			
As percentage of Net Sales	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	14%	18%	18%	17%	4%	3%	2%	2%
Phones	4%	-5%	-13%	-28%	-80%	-68%	-62%	n/a
Other operations	6%	6%	6%	4%	-2%	0%	-4%	n/a
Total	**11%**	**11%**	**10%**	**6%**	**-8%**	**-7%**	**-8%**	**-8%**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	5,641	9,639	8,112	9,249	1,808	574	238	261
Phones	569	-2,113	-3,973	-10,096	-5,722	-4,628	-4,209	-2,442
Other operations	578	480	492	29	-118	143	-842	-1,241
Unallocated*	-413	-847	89	-687	-331	-311	-427	-647
Total	**6,375**	**7,159**	**4,720**	**-1,505**	**-4,363**	**-4,222**	**-5,240**	**-4,069**
Items affecting comparability:								
- Non-operational capital gains/losses, net	-	4,738	1,426	-231	42	-39	165	179
- Capital gain Juniper Networks	-	-	-	15,383	5,453	-	-	-
- Pension refund	-	1,100	-		-	-	-	-
- Restructuring costs	-	-	-	-8,000	-	-15,000	-	-
Total	0	5,838	1,426	7,152	5,495	-15,039	165	179

	2000				2001			
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	14%	21%	17%	15%	4%	1%	1%	1%
Phones	4%	-16%	-28%	-73%	-80%	-57%	-51%	n/a
Other operations	6%	6%	6%	0%	-2%	2%	-15%	n/a
Total	**11%**	**11%**	**7%**	**-2%**	**-8%**	**-7%**	**-10%**	**-7%**

* "Unallocated" consis ts mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

ORDERS BOOKED BY MARKET AREA BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Western Europe*	25,048	50,870	71,807	105,684	29,042	47,697	60,895	68,934
Central- and Eastern Europe, Middle East & Africa	17,388	24,503	32,104	40,972	11,273	17,606	29,548	33,455
North America	9,148	19,082	27,326	37,977	7,320	13,183	19,954	29,767
Latin America	9,695	19,312	33,053	44,959	12,638	22,723	26,989	33,332
Asia Pacific	18,195	30,428	48,576	62,752	15,226	35,456	44,161	55,989
Total	**79,474**	**144,195**	**212,866**	**292,344**	**75,499**	**136,665**	**181,547**	**221,477**
* Of which Sweden	2,924	6,010	7,983	9,876	1,998	5,135	6,294	9,379
* Of which EU	23,261	47,523	67,194	99,951	27,565	45,356	57,855	64,437

Change	**0103**	**0106**	**0109**	**0112**
Western Europe*	16%	-6%	-15%	-35%
Central- and Eastern Europe, Middle East & Africa	-35%	-28%	-8%	-18%
North America	-20%	-31%	-27%	-22%
Latin America	30%	18%	-18%	-26%
Asia Pacific	-16%	17%	-9%	-11%
Total	**-5%**	**-5%**	**-15%**	**-24%**
* Of which Sweden	-32%	-15%	-21%	-5%
* Of which EU	19%	-5%	-14%	-36%

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	25,048	25,822	20,937	33,877	29,042	18,655	13,198	8,039
Central- and Eastern Europe, Middle East & Africa	17,388	7,115	7,601	8,868	11,273	6,333	11,942	3,907
North America	9,148	9,934	8,244	10,651	7,320	5,863	6,771	9,813
Latin America	9,695	9,617	13,741	11,906	12,638	10,085	4,266	6,343
Asia Pacific	18,195	12,233	18,148	14,176	15,226	20,230	8,705	11,828
Total	**79,474**	**64,721**	**68,671**	**79,478**	**75,499**	**61,166**	**44,882**	**39,930**
* Of which Sweden	2,924	3,086	1,972	1,893	1,998	3,137	1,159	3,085
* Of which EU	23,261	24,262	19,671	32,757	27,565	17,791	12,499	6,582

Change	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	16%	-28%	-37%	-76%
Central- and Eastern Europe, Middle East & Africa	-35%	-11%	57%	-56%
North America	-20%	-41%	-18%	-8%
Latin America	30%	5%	-69%	-47%
Asia Pacific	-16%	65%	-52%	-17%
Total	**-5%**	**-5%**	**-35%**	**-50%**
* Of which Sweden	-32%	2%	-41%	63%
* Of which EU	19%	-27%	-36%	-80%

NET SALES BY MARKET AREA BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Western Europe*	23,578	47,011	70,090	100,234	18,024	37,154	53,568	71,105
Central- and Eastern Europe, Middle East & Africa	7,323	16,799	25,850	37,701	8,187	17,315	25,555	35,867
North America	8,549	19,263	27,704	35,193	7,186	14,961	23,131	31,379
Latin America	7,781	17,334	28,953	44,118	8,467	18,482	24,836	34,516
Asia Pacific	11,854	23,711	38,863	56,323	14,068	30,800	46,211	58,972
Total	**59,085**	**124,118**	**191,460**	**273,569**	**55,932**	**118,712**	**173,301**	**231,839**
* Of which Sweden	2,380	4,371	6,704	8,732	1,628	3,518	5,022	7,341
* Of which EU	22,052	44,031	65,754	94,293	17,046	35,020	50,650	66,561

Change	**0103**	**0106**	**0109**	**0112**
Western Europe*	-24%	-21%	-24%	-29%
Central- and Eastern Europe, Middle East & Africa	12%	3%	-1%	-5%
North America	-16%	-22%	-17%	-11%
Latin America	9%	7%	-14%	-22%
Asia Pacific	19%	30%	19%	5%
Total	**-5%**	**-4%**	**-9%**	**-15%**
* Of which Sweden	-32%	-20%	-25%	-16%
* Of which EU	-23%	-20%	-23%	-29%

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	23,578	23,433	23,079	30,144	18,024	19,130	16,414	17,537
Central- and Eastern Europe, Middle East & Africa	7,323	9,476	9,051	11,851	8,187	9,128	8,240	10,312
North America	8,549	10,714	8,441	7,489	7,186	7,775	8,170	8,248
Latin America	7,781	9,553	11,619	15,165	8,467	10,015	6,354	9,680
Asia Pacific	11,854	11,857	15,152	17,460	14,068	16,732	15,411	12,761
Total	**59,085**	**65,033**	**67,342**	**82,109**	**55,932**	**62,780**	**54,589**	**58,538**
* Of which Sweden	2,380	1,991	2,333	2,028	1,628	1,890	1,504	2,319
* Of which EU	22,052	21,980	21,723	28,539	17,046	17,974	15,630	15,911

Change	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	-24%	-18%	-29%	-42%
Central- and Eastern Europe, Middle East & Africa	12%	-4%	-9%	-13%
North America	-16%	-27%	-3%	10%
Latin America	9%	5%	-45%	-36%
Asia Pacific	19%	41%	2%	-27%
Total	**-5%**	**-3%**	**-19%**	**-29%**
* Of which Sweden	-32%	-5%	-36%	14%
* Of which EU	-23%	-18%	-28%	-44%

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT

(SEK m.)

Year to date 2001	Systems	Phones	Other	Total	Share of Total	Change vs. 2000 (%)
Western Europe	49,996	7,506	11,432	68,934	31%	-35%
Central- and Eastern Europe, Middle East & Africa	31,058	1,842	555	33,455	15%	-18%
North America	23,342	5,123	1,302	29,767	13%	-22%
Latin America	29,171	2,257	1,904	33,332	15%	-26%
Asia Pacific	48,824	4,834	2,331	55,989	26%	-11%
Total	**182,391**	**21,562**	**17,524**	**221,477**	**100%**	**-24%**
Share of Total	82%	10%	8%	100%		

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT

(SEK m.)

Year to date 2001	Systems	Phones	Other	Total	Share of Total	Change vs. 2000 (%)
Western Europe	51,209	7,465	12,431	71,105	31%	-29%
Central- and Eastern Europe, Middle East & Africa	32,307	2,017	1,543	35,867	15%	-5%
North America	22,677	6,147	2,555	31,379	14%	-11%
Latin America	30,090	2,428	1,998	34,516	15%	-22%
Asia Pacific	51,096	5,017	2,859	58,972	25%	5%
Total	**187,379**	**23,074**	**21,386**	**231,839**	**100%**	**-15%**
Share of Total	81%	10%	9%	100%		

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2001

Orders

	Share of Total Orders
United States	13%
China	12%
Italy	7%
Mexico	6%
Brazil	5%
Japan	4%
United Kingdom	4%
Sweden	4%
Spain	4%
Germany	3%

Sales

	Share of Total Sales
United States	13%
China	12%
Mexico	6%
Italy	6%
United Kingdom	5%
Brazil	5%
Japan	4%
Spain	4%
Sweden	3%
Turkey	3%

NUMBER OF EMPLOYEES BY SEGMENT BY QUARTER

	2000				2001			
	0003	*0006*	*0009*	*0012*	*0103*	*0106*	*0109*	*0112*
Systems	64,836	66,207	68,571	71,102	75,081	76,636	71,392	67,898
Phones	17,290	17,710	18,137	16,840	14,461	7,837	6,439	0
Other operations	19,167	16,324	15,602	16,059	16,453	14,005	13,774	15,861
Unallocated	1,030	1,076	1,084	1,128	1,264	1,343	1,344	1,439
Total	**102,323**	**101,317**	**103,394**	**105,129**	**107,259**	**99,821**	**92,949**	**85,198**

Change	0103	0106	0109	0112
Systems	16%	16%	4%	-5%
Phones	-16%	-56%	-65%	-
Other operations	-14%	-14%	-12%	-1%
Unallocated	23%	25%	24%	28%
Total	5%	-1%	-10%	-19%

ERICSSON
CONSOLIDATED INCOME STATEMENT - PROFORMA

SEK million	Oct-Dec 2001	Oct-Dec 2000	Oct-Dec Change	Jan-Dec 2001	Jan-Dec 2000	Jan-Dec Change
Net sales	58,538	69,147	-15%	210,837	221,586	-5%
Cost of sales	-42,648	-37,823	13%	-138,123	-120,617	15%
Gross margin	15,890	31,324	-49%	72,714	100,969	-28%
Gross margin as percentage of net sales	27.1%	45.3%		34.5%	45.6%	
Restructuring cos ts	-2,258	0		-4,858	0	
Gross margin after restructuring costs	13,632	31,324	-56%	67,856	100,969	-33%
Research and development and other technical expenses	-9,530	-11,227	-15%	-40,247	-34,949	15%
Selling expenses	-7,878	-8,319	-5%	-26,927	-26,072	3%
Administrative expenses	-2,950	-3,901	-24%	-11,175	-12,004	-7%
Operating expenses	-20,358	-23,447	-13%	-78,349	-73,025	7%
Operating expenses as percentage of net sales	34.8%	33.9%		37.2%	33.0%	
Restructuring costs	2,258	0		-6,242	0	
Operating expenses including restructuring costs	-18,100	-23,447	-23%	-84,591	-73,025	16%
Other operating revenues	1,247	15,496		8,209	27,132	
Share in earnings of JV and assoc. companies	- 669	-9,726		-14,668	-15,911	
Restructuring costs, phones	0	-8,000		-3,900	-8,000	
Operating income *)	-3,890	5,647		-27,094	31,165	
Operating margin as percentage of net sales	-6.6%	8.2%		-12.9%	14.1%	
Financial income	1,484	720	106%	3,743	2,929	28%
Financial expenses	-2,152	-1,314	64%	-5,782	-4,449	30%
Income after financial items	-4,558	5,053		-29,133	29,645	
Minority interest in income before taxes	- 373	- 460	-19%	-1,176	- 953	23%
Income before taxes	-4,931	4,593		-30,309	28,692	
Taxes	1,431	-2,343		9,045	-7,674	
Net Income	-3,500	2,250		-21,264	21,018	

*) Of which items affecting comparability

	Oct-Dec 2001	Oct-Dec 2000	Oct-Dec Change	Jan-Dec 2001	Jan-Dec 2000	Jan-Dec Change
Non-operational capital gains/losses, net	179	-231		347	5,933	
Capital gain, Juniper	-	15,383		5,453	15,383	
Pension refund	-	-		-	1,100	
Restructuring costs	-	-8,000		-15,000	-8,000	
Total	179	7,152		-9,200	14,416	
Adjusted operating income	-4,069	-1,505		-17,894	16,749	
Adjusted operating margin	-7.0%	-2.2%		-8.5%	7.6%	
Adjusted incom e before taxes	-5,110	-2,559		-21,109	14,276	

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations. No change in reported total income numbers are made.

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	1,808	2,382	2,620	2,881
Phones	-5,512	-9,964	-13,947	-14,649
Other operations	-328	-361	-1,429	-4,410
Unallocated*	-331	-642	-1,069	-1,716
Total	**-4,363**	**-8,585**	**-13,825**	**-17,894**
Items affecting comparability:				
- Non-operational capital gains/losses, net	42	3	168	347
- Capital gain Juniper Networks	5,453	5,453	5,453	5,453
- Restructuring costs	-	-15,000	-15,000	-15,000
Total	5,495	-9,544	-9,379	-9,200

	2001			
As percentage of Net Sales	**0103**	**0106**	**0109**	**0112**
Systems	4%	3%	2%	2%
Phones**	-	-	-	-
Other operations	-4%	-2%	-6%	-13%
Total	**-9%**	**-8%**	**-9%**	**-8%**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	1,808	574	238	261
Phones	-5,512	-4,452	-3,983	-702
Other operations	-328	-33	-1,068	-2,981
Unallocated*	-331	-311	-427	-647
Total	**-4,363**	**-4,222**	**-5,240**	**-4,069**
Items affecting comparability:				
- Non-operational capital gains/losses, net	42	-39	165	179
- Capital gain Juniper Networks	5,453	-	-	-
- Restructuring costs	-	-15,000	-	-
Total	5,495	-15,039	165	179

	2001			
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**
Systems	4%	1%	1%	1%
Phones**	-	-	-	-
Other operations	-4%	0%	-17%	-27%
Total	**-9%**	**-8%**	**-11%**	**-7%**

* "Unallocated" consists mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

**Calculation not applicable

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations. No change in reported total income numbers are made.

ORDERS BOOKED BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	62,583	113,286	148,561	182,757
of which Mobile Systems	*52,625*	*94,841*	*125,430*	*156,370*
Multi-Service Networks	*9,958*	*18,445*	*23,131*	*26,387*
Other operations	9,227	15,653	20,426	28,498
Less : Intersegment sales	-2,501	-5,198	-7,150	-9,488
Total	**69,309**	**123,741**	**161,837**	**201,767**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	62,583	50,703	35,275	34,196
of which Mobile Systems	*52,625*	*42,216*	*30,589*	*30,940*
Multi-Service Networks	*9,958*	*8,487*	*4,686*	*3,256*
Other operations	9,227	6,426	4,773	8,072
Less : Intersegment sales	-2,501	-2,697	-1,952	-2,338
Total	**69,309**	**54,432**	**38,096**	**39,930**

NET SALES BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	44,127	94,843	137,798	187,777
of which Mobile Systems	*35,336*	*76,356*	*111,923*	*154,343*
Multi-Service Networks	*8,791*	*18,487*	*25,875*	*33,434*
Other operations	8,247	16,062	22,236	33,381
Less : Intersegment sales	-2,614	-5,610	-7,735	-10,321
Total	**49,760**	**105,295**	**152,299**	**210,837**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	44,127	50,716	42,955	49,979
of which Mobile Systems	*35,336*	*41,020*	*35,567*	*42,420*
Multi-Service Networks	*8,791*	*9,696*	*7,388*	*7,559*
Other operations	8,247	7,815	6,174	11,145
Less : Intersegment sales	-2,614	-2,996	-2,125	-2,586
Total	**49,760**	**55,535**	**47,004**	**58,538**

NUMBER OF EMPLOYEES BY QUARTER - PROFORMA

	2001			
	0103	**0106**	**0109**	**0112**
Systems	75,081	76,636	71,392	67,898
Other operations	18,615	16,167	15,936	15,861
Unallocated	1,264	1,343	1,344	1,439
Total	**94,960**	**94,146**	**88,672**	**85,198**

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations.

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT - PROFORMA

(SEK m.)

Year to date 2001	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	81,054	11,648	92,702	46%
North America	23,342	1,293	24,635	12%
Latin America	29,171	1,912	31,083	15%
Asia Pacific	48,824	4,523	53,347	27%
Total	**182,391**	**19,376**	**201,767**	**100%**
Share of Total	90%	10%	100%	

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT - PROFORMA

(SEK m.)

Year to date 2001	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	83,516	13,617	97,133	46%
North America	22,677	2,513	25,190	12%
Latin America	30,090	2,006	32,096	15%
Asia Pacific	51,096	5,322	56,418	27%
Total	**187,379**	**23,458**	**210,837**	**100%**
Share of Total	89%	11%	100%	

TOP 10 MARKETS IN ORDERS AND SALES - PROFORMA

Year to date 2001

Orders

	Share of Total Orders
China	13%
United States	11%
Italy	7%
Mexico	6%
Brazil	5%
Japan	5%
Sweden	4%
United Kingdom	4%
Spain	4%
Germany	4%

Sales

	Share of Total Sales
China	13%
United States	11%
Mexico	6%
Italy	6%
United Kingdom	5%
Brazil	5%
Japan	5%
Spain	4%
Sweden	3%
Turkey	3%

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations.